(212) 318-6054

vadimavdeychik@paulhastings.com

April 13, 2017

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC   20549

Re:                             Brookfield Investment Funds (the “Trust”) on behalf of the Brookfield Global Listed Real Estate Fund (the “Fund”)

File Numbers: 333-174323; 811-22558

Dear Ms. Vroman-Lee:

This letter responds to your comments communicated to the undersigned with respect to the Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A for the Fund, filed on February 23, 2017, under the Securities Act of 1933 and the Investment Company Act of 1940 with the Securities and Exchange Commission.

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment 1: Please confirm that the filed Post-Effective Amendment No. 22 is substantially similar to prior filings for the Fund.

Response: Confirmed.

Comment 2: Please revise the Prospectus to clarify that Appendix A discloses all the intermediaries offering sales charge waivers and/or reductions. Additionally, please confirm to the SEC Staff that Appendix A discloses all the conditions that apply to the sales charge waiver and/or reduction categories.

Response: The Trust has revised the last sentence in the penultimate paragraph in the “Description of Share Classes” section in the Prospectus to state the following: “Information with respect to specific intermediaries that offer individualized sales charge waiver and/or reduction categories is disclosed in Appendix A, ‘Sales Charge Reductions and Waivers Available Through Certain Intermediaries’, attached to the Fund’s Prospectus.”

Confirmed, Appendix A discloses all of the conditions that apply to sales charge waiver and/or reduction categories that have been communicated to us by Merrill Lynch as being available to investors purchasing shares of the Fund through Merrill Lynch.

Comment 3: Please confirm that all material information, including the “Financial Highlights” section, will be updated in the 485BPOS filing.

Response: Confirmed.

Comment 4:  Please confirm that Appendix A will be posted on the Fund’s website. Additionally, please confirm that Appendix A is incorporated by reference to the Prospectus.

Response: Confirmed.

Comment 5: Please confirm that Merrill Lynch is the only intermediary that provides sales charge waivers and/or reductions.

Response: Confirmed, at this time Merrill Lynch is the only intermediary that provides individualized sales charge waivers and/or reductions.

Comment 6: Please define the terms “level-load” and “fund family” in Appendix A.

Response: The Trust respectfully submits that the term “level-load” has been deleted from Appendix A. Additionally, all references to “fund family” have been deleted from Appendix A and replaced with “funds advised by the Adviser” or “Adviser advised funds’” as applicable. Adviser is a defined term in the Prospectus.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP